UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2026

Rick Wessel
Chief Executive Officer
FirstCash Holdings, Inc.
1600 West 7th Street
Fort Worth, TX 76102

Re: FirstCash Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 13, 2026
File No. 001-10960

Dear Rick Wessel:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 13, 2026

Proposal 4
Approval of the Reincorporation of the Company to the State of Texas by Conversion, page 63

1. We note your statement on page 76 that "[t]he exclusive forum provision in the Texas Bylaws explicitly states that it shall not apply to any direct claims under the Securities Act of 1933, as amended (the 'Securities Act'), or the Securities Exchange Act of 1934, as amended (the 'Exchange Act')." However, we note that the exclusive forum provision in your Texas Bylaws on page D-23 states that "[u]nless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended." Please revise for consistency. Additionally, please note that federal and state courts have concurrent jurisdiction over claims arising under the Securities Act. See Section 22 of the Securities Act. Please revise to discuss the material risks regarding the exclusive forum provision including, but not limited to, increased costs to bring a claim and that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find

favorable, as well as any uncertainty as to whether a court would enforce the exclusive forum provision.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kyle Healy